Exhibit 99.2
One of Australia’s Largest Insurers Selects NICE’s Nexidia Analytics
Solution to Improve Customer Experience

The company turned to NICE’s market-leading analytics solution to gain fast, accurate, AI-driven insights from its global omnichannel interactions

Hoboken, N.J., December 5, 2017 – NICE (Nasdaq: NICE) today announced that one of Australia’s largest multinational insurance companies is implementing Nexidia Analytics as part of an initiative to improve customer experience, increase efficiency and reduce costs. The company selected the next-generation omnichannel analytics solution due to its speed, accuracy and responsiveness, as well as its integration capabilities and impressive proven results.

Nexidia Analytics rapidly captures and analyzes 100 percent of the Australian insurer’s customer calls, combines the information with interaction data from web chats, surveys and more, and then derives rich, accurate and actionable insights. This allows the company to identify customer service pain points, take action to address them, forecast the potential benefits of specific improvements, and later measure the results. With unified metrics from various interaction channels, company supervisors are also empowered to identify best practices and coaching opportunities among their agents, ensuring that required scripts and regulatory requirements are fulfilled.

With nearly 5,000 contact center seats, handling about 12 million interactions annually, the company identified a business opportunity in making customer experience one of its key differentiators. Recognizing that this required a more precise understanding of their customer interactions, the company selected NICE’s Nexidia Analytics solution to provide the insights that drive increased satisfaction and efficiency. As a NICE customer for over 20 years, the insurer saw Nexidia Analytics as an extension of its existing offering, seamlessly integrating with the NICE recording platform already in use.

Key to the success of NICE’s analytics platform is the artificial intelligence technology underpinning its capabilities, including deep-learning neural networks and natural language processing that make it progressively more accurate in identifying the drivers of customer satisfaction. The technology also allows sophisticated searches across contact center interactions, in order to drive actionable business insights that the company can use to improve customer service. This has made NICE speech analytics the recognized leader in the market, according to DMG Consulting.

Darren Rushworth, president, NICE APAC:
“The Australian insurer’s implementation of NICE Nexidia Analytics is the largest of its kind in the region, providing the company analytics with no limits. Our solution navigates the complexities of modern insurance sector interactions, extracts implicit feedback across multiple channels, and draws actionable insights from all customer touchpoints. With these interaction analytics capabilities, the client gets to know its customers better, no matter how large the base is, and can make decisions that improve both customer experience and bottom-line business results.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.